Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

MATTHEWS INTERNATIONAL CORPORATION
Conflict Minerals Report
For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Matthews International Corporation (“Matthews”, the “Company”, “we”, or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”).  The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As further described in this Report, the Company has determined that certain of its operations manufacture, or contract to manufacture, products containing Conflict Minerals that are necessary to the functionality or production of such products.

Description of the Company’s Products Covered by this Report

This Report relates to products (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.
These products, which are referred to in the remainder of this Report as the “Covered Products,” are the following:

Memorialization products (including bronze and granite memorials and other memorialization products, caskets and cremation equipment for the cemetery and funeral home industries) and brand solutions (including graphics imaging products, marking and fulfillment systems products, and merchandising solutions).

Within these two main product groupings there are six business segments:  Cemetery Products, Funeral Home Products, Cremation, Graphics Imaging, Marking and Fulfillment Systems, and Merchandising Solutions.

●	The Cemetery Products segment manufacturers cast bronze and granite memorials and other memorialization products, cast and etched architectural products and builds mausoleums.

●	The Funeral Home Products segment produces a wide variety of wood, metal and cremation caskets.

●	The Cremation segment designs and manufactures cremation equipment.

●	The Graphics Imaging segment manufactures and provides brand solutions, printing plates, gravure cylinders, pre-press services and imaging services.

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The Marking and Fulfillment Systems segment designs, manufactures and distributes a wide range of marking and coding equipment and consumables, industrial automation products and order fulfillment systems.

●	The Merchandising Solutions segment designs and manufactures merchandising displays and systems.

The Company’s Due Diligence Process

Having determined that the conflict mineral rules apply to the above-mentioned product categories, we conducted a good-faith reasonable country of origin inquiry to determine the origin of any Conflict Minerals contained in our products.  We describe the steps undertaken as part of this inquiry in the Form SD to which this exhibit is attached.  After our reasonable country of origin inquiry, which, despite our good faith efforts, did not yield the desired number of responses from suppliers, we undertook due diligence efforts, as discussed further below, in an attempt to clarify the following with respect to the Conflict Minerals: (i) country of origin, (ii) whether the conflict minerals financed or benefited armed groups in those countries, or (iii) whether the conflict minerals came from recycled or scrap sources.

Furthermore, we have adopted a policy relating to the Conflict Minerals (the “Company Policy”).  The Company Policy states that Matthews is committed to working with its suppliers to comply with the requirements of the Rule.  This policy is distributed to all of our applicable direct suppliers and is made publicly available on our website.

Our supply chain with respect to the Covered Products is complex, as there are many third-parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals.  The Company does not purchase Conflict Minerals directly from mines, smelters, or refiners, and therefore must rely on its suppliers to provide information regarding the origin of the Conflict Minerals that are included in the Covered Products.

Based on the results of the above-described due diligence efforts, the Company is unable to determine definitively the country of origin or the conflict status of Conflict Minerals used or contained in certain products within the product categories described above.

Steps Taken to Mitigate Risk

In 2014, we have taken, or plan to take, the following steps to mitigate the risk that our necessary conflict minerals benefit armed groups.

●	Adopt supply chain policy changes focused on Conflict Mineral requirements.
●	Adopt management processes for ensuring risks are adequately managed.
●
Structure internal systems to support supply chain due diligence, including assigning responsibility to senior staff to oversee the process, ensure availability of resources and implementing “up the chain” communication processes.

●
Seek to revise the terms and conditions of our contracts with suppliers to stipulate that our suppliers must use conflict-free minerals and alert suppliers to be prepared for an audit to prove that they are conflict free.

Independent Audit Report

Pursuant to the “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule” dated April 29, 2014, we are not required to obtain an independent private sector audit of the Conflict Minerals Report.